Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE

UNAUDITED 2026 FIRST-HALF FINANCIAL RESULTS

ON AUGUST 7, 2026

- Earnings Call to Begin at 8:00 A.M. EDT –

Singapore, Singapore – July 24, 2026 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai International” or the “Company”), announced today that it will be releasing its 2026 unaudited first-half financial results on Friday, August 7, 2026 before the market opens for trading.

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 7, 2026. The call will be hosted by the President and Chief Financial Officer of China Yuchai International, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register-conf.media-server.com/register/BIc272d6a9866e4edf9de866564468c2d6 at least one hour before the scheduled start time. A reply email will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai International's and the joint ventures’operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai International cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai International specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com